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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 0)*

                         RUSHMORE FINANCIAL GROUP, INC.

                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.01

                         (Title of Class of Securities)

                                  782055 10 7

                                 (CUSIP Number)

     MARK S. ADLER, 28038 DOROTHY DRIVE, #4, AGOURA HILLS, CALIFORNIA 91301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 APRIL 24, 1998

            (Date of Event which Requires Filing of this Settlement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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        `

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  CUSIP NO. 782055 10 7                 13D                PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Mark S. Adler
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
              PF

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              United States of America

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                          SOLE VOTING POWER
                     7
     NUMBER OF                   188,941

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   188,941

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              188,941

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              6.3%

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      TYPE OF REPORTING PERSON*
14
              IN

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ITEM 1.    SECURITY AND ISSUER.

       This statement relates to shares of Common Stock, par value $0.01 per share, of Rushmore Financial Group, Inc., a Texas corporation (the "Issuer"), with principal executive offices at 13355 Noel Road, Suite 650, Dallas, Texas 75240.

ITEM 2.    IDENTITY AND BACKGROUND.

       This statement is filed with respect to the ownership of 188,941 shares of the Issuer's Common Stock, consisting of 187,441 shares owned of record and 1,500 shares issuable upon exercise of stock options. The following information is provided regarding the owner:

      (a)  Name:                 Mark S. Adler

      (b)  Business Address:     28038 Dorothy Drive, #4
                                 Agoura Hills, California 91301

      (c) Principal Occupation: President, A & R Financial and Insurance Services, Inc.

      (d) Registrant has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) Registrant has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Registrant is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS, OR OTHER CONSIDERATION.

       See Item 4.

ITEM 4.    PURPOSE OF TRANSACTION.

       Registrant became a shareholder of Issuer in April 1997 and has been involved in sales of the Issuer's products and its management since that time. He has acquired his securities in the Registrant through direct purchase in private placements over the years, at prices ranging up to $1.92 per share. All of such shares have been acquired with Registrant's personal funds.

       In April 1998, the Issuer concluded an initial public offering of its Common Stock, selling 815,341 shares to approximately 675 purchasers. As a result of the public offering and the previous issuances of stock to employees and investors, Registrant now owns shares equal to 6.3% of all shares outstanding.

      The purpose of the transactions in such shares has been to acquire a proprietary stake in and assist in the financing of a growing company that can compete in the market for financial services. Registrant takes an active role in the management of the Issuer and is a director, registered representative and life insurance agent.

      Registrant has no present plan or proposal which would relate to or result in: (a) the acquisition of additional securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any change in the Board of Directors of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's Articles of Incorporation or Bylaws which may impede the acquisition of control of the Issuer; (h) cause any securities of the Issuer to be delisted from the NASDAQ;
(i) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities act of 1933; (j) any action similar to those enumerated above.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

      (a) 188,941 shares (6.3% of shares outstanding) consisting of 188,441 shares and options to acquire 1,500 shares.

      (b)  Mark S. Adler - sole power to vote and dispose.

      (c)  See Item 4.

      (d)  None.

      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      None.
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SIGNATURE

     After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.


April 30, 1998                                    /s/ Mark S. Adler
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Date                                                  Mark S. Adler